		Exhibit 99(a)
HSBC Finance Corporation
Household Mortgage Loan Trust 2003-HC1

Original Principal
Class A	$997,814,000.00
Class M	$200,219,000.00

Number of Bonds (000's)
Class A	997,814
Class M	200,219

		2004 Totals

CLASS A
Class A Principal Payment		378,231,319.61
Class A Interest Payment		9,627,081.93

CLASS M
Class M Principal Payment		75,895,003.05
Class M Interest Payment		2,274,991.70